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AA 3/17/2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

04016100

RECEIVED MAR 1 2004 158

SEC FILE NUMBER
8- 34935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.M.J. INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 St. Lawrence Avenue
(No. and Street)

Janesville	WI	53545
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John DeFrank (608) 754-5586
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name — if individual, state last, first, middle name)

One South Wacker Drive, Suite 1800	Chicago	Illinois	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John DeFrank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.M.J. Investment Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
Jonathan David Fortune
Notary Public, State of Illinois
My Commission Expires 12-1-2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Mayer Hoffman McCann P.C.

70

ADDRESS Number and Street	City	State	Zip Code
One South Wacker Dr., Suite 1800	Chicago	Illinois	60606
71	72	73	74

Check One

(x) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.M.J. INVESTMENT SERVICES, INC. as of December 31, 2003

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 52,824	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			52,824	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 52,824	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 31,219	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(31,219)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 21,605	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	2,976	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(2,976)	3740
10. Net Capital			$ 18,629	3750

OMIT PENNIES

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by J.M.J. Investment Services, Inc. and included in the Company's unaudited Part IIA Focus Report filing of the same date.

NONALLOWABLE ASSETS:

Loans	$	2,470
Inventory		26,305
Prepaid expenses		2,109
Property and equipment, net of accumulated depreciation		335
TOTAL NONALLOWABLE ASSETS	$	31,219

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.M.J. INVESTMENT SERVICES, INC. as of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	426	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	13,629	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	17,989	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	6,395	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	6,395	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	.343	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.M.J. INVESTMENT SERVICES, INC. as of December 31, 2003

Exemptive Provision Under Rule 15c3-3

25. Identify below the section which an exemption from Rule 15c3-1 is claimed:

A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm Securities Service Network [4335] .... x [4570]

D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ [4699]

OMIT PENNIES

Instructions: **Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.**

WITHDRAWAL CODE:	**DESCRIPTIONS**
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders

J.M.J. INVESTMENT SERVICES, INC.

In planning and performing our audit of the financial statements of J.M.J. Investment Services, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by J.M.J. Investment Services, Inc. including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Chicago, Illinois
February 21, 2004

J.M.J. INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders

J.M.J. INVESTMENT SERVICES, INC.

We have audited the accompanying balance sheet of J.M.J. Investment Services, Inc. as of December 31, 2003, and the related statements of operations and retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of J.M.J. Investment Services, Inc. as of December 31, 2002, were audited by other auditors, Philip Rootberg & Company, LLP, whose partners became shareholders of Mayer Hoffman McCann P.C. as of October 1, 2003, and whose report dated February 3, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.M.J. Investment Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Chicago, Illinois
February 21, 2004

J.M.J. INVESTMENT SERVICES, INC.

BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$ 17,609	$ 7,379
Available-for-sale securities, at market	9,920	7,840
Loans to stockholder	2,470	1,470
Commission receivable	471	842
Inventory	26,305	30,318
Prepaid expenses	2,109	1,834
TOTAL CURRENT ASSETS	58,884	49,683
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation	335	-
TOTAL ASSETS	$ 59,219	$ 49,683
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 5,335	$ 3,178
Sales tax payable	1,060	10
TOTAL CURRENT LIABILITIES	6,395	3,188
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, no par value, authorized 1,000,000 shares; issued and outstanding 2,000 shares	50,000	50,000
RETAINED EARNINGS (DEFICIT)	(1,428)	1,549
UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES	4,252	(5,054)
TOTAL STOCKHOLDERS' EQUITY	52,824	46,495
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 59,219	$ 49,683

See Notes to Financial Statements

J.M.J. INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years Ended December 31, 2003 and 2002

	2003	2002
REVENUE		
Commission	$ 31,825	$ 49,221
Retail sales	24,277	-
Interest and dividends	1	17
Miscellaneous income	173	-
TOTAL REVENUE	56,276	49,238
EXPENSES		
Clearing costs	14,795	21,730
Cost of retail goods sold	13,937	-
Commissions	7,666	10,645
Office and store rent	6,521	5,335
Dues and subscriptions	2,411	2,373
Insurance	3,486	2,521
Telephone	641	940
Legal and accounting	2,044	2,091
Office and miscellaneous	2,556	1,438
Postage	220	359
Utilities	685	207
Advertising	631	-
Depreciation	355	-
TOTAL EXPENSES	55,948	47,639
INCOME FROM OPERATIONS	328	1,599
LOSS ON SALE OF SECURITIES	(3,305)	-
NET INCOME (LOSS)	(2,977)	1,599
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	1,549	(50)
RETAINED EARNINGS (DEFICIT), END OF YEAR	$ (1,428)	$ 1,549

See Notes to Financial Statements

J.M.J. INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (2,977)	$ 1,599
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	355	-
Loss on sale of securities	3,305	-
Decrease (increase) in operating assets:		
Commission receivable	371	1,415
Inventory	4,013	(1,702)
Prepaid expenses	(275)	479
Increase (decrease) in accounts payable, accrued expenses and sales tax payable	3,207	(687)
NET CASH FLOWS FROM OPERATING ACTIVITIES	7,999	1,104
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans to stockholder	(1,000)	(1,000)
Purchase of equipment	(690)	-
Proceeds from sale of securities	3,921	-
NET CASH FLOWS FROM INVESTING ACTIVITIES	2,231	(1,000)
NET INCREASE IN CASH	10,230	104
CASH, BEGINNING OF YEAR	7,379	7,275
CASH, END OF YEAR	$ 17,609	$ 7,379

See Notes to Financial Statements

J.M.J. INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Organization - J.M.J. Investment Services, Inc. (the "Company") was incorporated under the laws of the State of Illinois in 1985 and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. In 1992, the Company expanded its business activity into retail sales of antique articles in Janesville, Wisconsin.

Commission revenue - Commissions are earned based upon a percentage of third-party purchases and sales of investments.

Retail revenue - Retail revenue is recognized at the point of sale.

Inventory - Inventory is stated at the lower of cost or market using the specific cost identification method.

Available-for-sale securities - At December 31, 2003, marketable equity securities are considered "available-for-sale," are included in current assets and are reported at fair value. The unrealized gains and losses are reported in a separate component of stockholders' equity. During 2003, the Company sold securities for total proceeds of $3,921, resulting in gross realized losses of $3,305. As a result, $5,366 was reclassified from the separate component of unrealized gains and losses to the income statement during 2003. For purposes of determining realized losses, the cost of securities sold is based on specific identification.

Furniture and equipment - Furniture and equipment are stated at cost and are being depreciated using the double-declining balance method over their useful lives, estimated at five to seven years.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and will be required to maintain minimum capital, as defined under the rule. Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2003 and 2002, the Company had net capital of $18,629 and $11,305, respectively. The net capital requirement was $5,000 at the end of each year. The net capital rules may restrict the payment of cash dividends.

(3) Property and equipment

	December 31, 2003		December 31, 2002	
Cost of furniture and equipment	$	690	$	6,968
Accumulated depreciation		(355)		(6,968)
Net property and equipment	$	335	$	-

The aggregate depreciation on the above furniture and equipment charged to operations was $355 for the year ended December 31, 2003.

(4) Operating leases

The Company leased office space on a month-to-month basis through June 2003. The rent expense under this lease for the years ended December 31, 2003 and 2002, was $2,921 and $5,335, respectively. The Company began leasing retail space in 2003 from a shareholder on a month-to-month basis at $600 per month. The rent expense under this lease for the year ended December 31, 2003 was $3,600.

(5) Cash flow disclosures

During the year ended December 31, 2003, the Company wrote off fully-depreciated furniture and equipment in the amount of $6,968.

ADDITIONAL INFORMATION

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Stockholders

J.M.J. INVESTMENT SERVICES, INC.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of J.M.J. Investment Services, Inc. for the year ended December 31, 2003 taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the accompanying additional information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying additional information for the year ended December 31, 2002 was subjected to the auditing procedures applied in the audit of the basic financial statements performed by other auditors, Philip Rootberg & Company, LLP, whose partners became shareholders of Mayer Hoffman McCann P.C. as of October 1, 2003, and whose report dated February 3, 2003 expressed an opinion that the additional information was fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Chicago, Illinois
February 21, 2004

J.M.J. INVESTMENT SERVICES, INC.

ADDITIONAL INFORMATION – BALANCE SHEET

SCHEDULES OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Retained Earnings (Deficit)	Unrealized Gain (Loss) on Available-For-Sale Securities
Balance at December 31, 2001	$ 50,000	$ (50)	$ (7,294)
Net income	-	1,599	-
Decrease in unrealized loss	-	-	2,240
Balance at December 31, 2002	50,000	1,549	(5,054)
Net loss	-	(2,977)	-
Reclassification adjustment for losses included in net income	-	-	5,366
Increase in unrealized gain	-	-	3,940
Balance at December 21, 2003	$ 50,000	$ (1,428)	$ 4,252